UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 8

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,826,071*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,522,093*
	10.	Shared Dispositive Power 212,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,917,395*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.27%**
14.	Type of Reporting Person IN

*	As discussed herein, does not include 85,824 shares of Common Stock (as defined herein) underlying Restricted Stock Units and 57,142 shares of Common Stock (as defined herein) underlying performance-based restricted stock units, each as granted to Ms. Johnson under the Company’s 2012 Stock Incentive Plan.
**	Based on 107,766,479 shares of the issuer’s common stock outstanding on August 7, 2013, as reported in the issuer’s Form 10-Q for the quarter ended June 30, 2013 filed with the Commission on August 9, 2013.

CUSIP No. 103304	Page 3 of 8

Item 1.	Security and Issuer

This Amendment No. 8 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2006, as subsequently amended on August 8, 2006, April 24, 2007, December 22, 2008, October 23, 2009, February 4, 2010, November 22, 2011 and May 27, 2012 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Marianne Boyd Johnson is filing this Amendment to report (i) changes in Ms. Johnson’s beneficial ownership since the date of the prior amendment of the Schedule 13D; and (ii) the sale of 151,700 shares of Common Stock on the open market.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. On June 11, 2013, BG-00 Limited Partnership (“BGLP”), of which the general partner is the Marianne Boyd Gaming Properties Trust (“MBGPT”), of which Ms. Johnson is the trustee, settlor and beneficiary, sold 151,700 shares of Common Stock on the open market. As reported in Ms. Johnson’s Form 4 filed with the Securities and Exchange Commission on June 13, 2013, such shares were sold in multiple transactions at prices ranging from $11.95 to $12.31, with a weighted average price of $12.1594.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as a director of the Company.

Other than (i) as set forth herein, (ii) in Ms. Johnson’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 103304	Page 4 of 8

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 8,917,395 shares of the Company’s Common Stock, consisting of:

•	394,574 shares subject to stock options that are exercisable within 60 days of March 1, 2013;

•	112,453 shares held directly;

•	79,686 shares held as trustee of the GRATs (as defined below);

•	5,812,040 shares held as trustee of MBGPT as a result of it being the general partner of BGLP;

•	1,847,431 shares held as settlor, trustee and beneficiary of MBGPT (excluding shares held by BGLP and by BG-09 Limited Partnership (“BG-09 LP”);

•	36,452 shares held as a trustee of the Aysia Lynn Boyd Education Trust, dated July 1, 1997;

•	36,452 shares held as a trustee of the Taylor Joseph Boyd Education Trust, dated July 1, 1997;

•	35,162 shares held as a trustee of the William Samuel Boyd Education Trust, dated July 1, 1997;

•	36,452 shares held as a trustee of the Samuel Joseph Boyd Jr. Education Trust, dated July 1, 1997;

•	36,452 shares held as a trustee of the T’Mir Elizabeth Boyd Education Trust, dated July 1, 1997;

•	34,962 shares held as a trustee of the Josef William Boyd Education Trust, dated July 1, 1997;

•	21,054 shares held as a trustee of the Justin Boyd Education Trust, dated November 1, 1999;

•	130,247 shares held as trustee of the William R. Boyd and Myong Boyd Children’s Trust, dated August 1, 1993;

•	91,324 shares held by the Johnson Children’s Trust, dated June 24, 1996, Bruno Mark, trustee; and

•	212,654 shares held as trustee of MBGPT as a result of it being a general partner of BG-09 LP with WSBGPT, the other general partner of BG-09 LP.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, dated June 24, 1996, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Excluded from Ms. Johnson’s beneficial ownership are 85,824 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) and 57,142 shares of Common Stock underlying performance-based restricted stock units (each a “Performance Share” and collectively, the “Performance Shares”), each as granted to Ms. Johnson under the Company’s 2012 Stock Incentive Plan.

Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSU’s vest as follows:

•	20,210 shares of Common Stock vest in full upon on November 1, 2013;

•	28,571 shares of Common Stock vest in full on December 7, 2014;

•	28,571 shares of Common Stock vest in full on November 8, 2015; and

•	8,472 shares of Common Stock vest in full on February 13, 2016.

The RSUs are reported as shares of Common Stock beneficially owned by Ms. Johnson in her Section 16 reports pursuant to applicable provisions of Section 16 of the Securities Exchange Act of 1934, as amended, and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of July 31, 2013 and are therefore not included as beneficially owned by Ms. Johnson in this Amendment.

CUSIP No. 103304	Page 5 of 8

Each Performance Share represents a contingent right to receive up to a maximum of two shares of Company Common Stock upon vesting. The Performance Shares vest as follows:

•	28,571 shares of Common Stock vest in full upon on March 15, 2015; and

•	28,571 shares of Common Stock vest in full upon on March 15, 2016.

Vesting is subject to the achievement of three performance metrics: (i) net revenue growth; (ii) operating income growth; and (iii) customer service score. Each of the performance metrics is measured over the three full fiscal years following the date of grant and each performance metric represents one-third of the shares potentially payable on settlement of the Performance Shares. The measurement period for Performance Shares commences on January 1 of the year following the grant year and runs through December 31 of the third year following the grant year. The achievement level of each Performance Share metric will determine the final payout of shares under the award at the end of the measurement period. All three metrics must be satisfied at a maximum performance level for the maximum payment of 200% to be earned. If none of the three performance metrics achieves the minimum performance level, then no shares will be earned and awarded. Achievement between the payout points shown in the table above will be interpolated on a linear basis.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Also excluded from Ms. Johnson’s beneficial ownership are 26,955 Career Restricted Stock Units that Ms. Johnson was granted by the Company for no consideration pursuant to the Company’s Career Shares Program under the Company’s 2012 Stock Incentive Plan. Each Career Restricted Stock Unit represents a contingent right to receive one share of Common Stock. The Career Restricted Stock Units will be paid out in Shares of Common Stock at the time of Ms. Johnson’s retirement based upon Ms. Johnson’s attained age and years of continuous service at the time of retirement. To receive any payout under the Career Shares Program, Ms. Johnson must be at least years 55 years old and must have been continually employed by the Company for a minimum of 10 years. Retirement after 10 years of service will entitle a grantee to 50 percent of her Career Restricted Stock Units. This increases to 75 percent after 15 years and 100 percent following 20 years of employment. In the event of Ms. Johnson’s death or permanent disability, or following a change in control of the Company, Ms. Johnson will be deemed to have attained age 55 and the Career Restricted Stock Units will immediately vest and convert into shares of Common Stock based on Ms. Johnson’s years of continuous service through the date of death, termination resulting from permanent disability or the change in control, as applicable. Until Ms. Johnson is within 60 days of the age of 55, she is not deemed to beneficially own the shares of Common Stock underlying the Career Restricted Stock Units.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Ms. Johnson (i) holds sole dispositive and voting power over an aggregate of 8,522,093 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares of Company Common Stock held by BG-09 LP, the RSUs identified therein, and the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996, (ii) holds sole voting power over an aggregate of 212,654 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP, and (iii) shares dispositive power with WSBGPT over an aggregate of 212,654 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP.

CUSIP No. 103304	Page 6 of 8

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On December 7, 2011, Ms. Johnson was awarded 28,571 Restricted Stock Units for no consideration pursuant to the 2012 Stock Incentive Plan, the terms and vesting of which are discussed above.

On December 31, 2011, W.S.B., Inc. gifted 37,550 shares of Common Stock to MBGPT, of which Ms. Johnson is the trustee, settlor and beneficiary.

On January 3, 2012, Ms. Johnson was granted 4,720 Career Restricted Stock Units for no consideration pursuant to the Company’s Career Shares Program under the Company’s 2012 Stock Incentive Plan, the terms and vesting of which are discussed above.

On January 18, 2012, Ms. Johnson’s father, William S. Boyd, gifted 12,446 shares of Common Stock to the following education trusts, of which Ms. Johnson is the trustee: The Aysia Lynn Boyd Education Trust Dated 7/1/97 (1,778 shares), The Taylor Joseph Boyd Education Trust Dated 7/1/97 (1,778 shares), The William Samuel Boyd Education Trust Dated 7/1/97 (1,778 shares), The Samuel Joseph Boyd, Jr., Education Trust Dated 7/1/97 (1,778 shares), The T’Mir Kathleen Boyd Education Trust Dated 7/1/97 (1,778 shares), The Josef William Boyd Education Trust Dated 7/1/97 (1,778 shares), and The Justin Boyd Education Trust Dated 11/1/99 (1,778 shares). No funds or other consideration was paid in exchange for the gift.

On November 8, 2012, Ms. Johnson was awarded 28,571 Restricted Stock Units for no consideration pursuant to the 2012 Stock Incentive Plan, the terms and vesting of which are discussed above.

On December 10, 2012, the following transfers and distributions (collectively, the “Distribution”) of certain shares of Common Stock were made, as applicable, pursuant to various limited partnerships and the terms of the documents governing various grantor retained annuity trusts (each a “GRAT” and collectively, the “GRATs”) and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). No funds or other consideration was paid in exchange for the Distribution.

•

BG-09 LP, of which MBGPT is the general partner, transferred 3,295 shares of Common Stock to The William S. Boyd Gaming Properties Trust, of which William S. Boyd, Ms. Johnson’s father, is the trustee, settlor and beneficiary.

•

BG-09 LP, of which MBGPT is the general partner, transferred 14,334 shares of Common Stock to The Samuel J. Boyd Gaming Properties Trust, of which Samuel J. Boyd is the trustee, settlor and beneficiary.

•

BG-09 LP, of which MBGPT is the general partner, transferred 14,334 shares of Common Stock to The William R. Boyd Gaming Properties Trust, of which William R. Boyd is the trustee, settlor and beneficiary.

•

BG-09 Grantor Retained Annuity Trust 1 (“BG-09 GRAT 1”) transferred 158,169 shares of Common Stock from BG-09 GRAT 1 to William S. Boyd, the settlor of BG-09 GRAT 1, pursuant to the terms of the applicable trust agreement and the applicable provisions of the Internal Revenue Code of 1986, as amended.

•

BG-09 Grantor Retained Annuity Trust 2 (“BG-09 GRAT 2”) transferred 103,206 shares of Common Stock from BG-09 GRAT 2 to William S. Boyd, the settlor of BG-09 GRAT 2, pursuant to the terms of the applicable trust agreement and the applicable provisions of the Internal Revenue Code of 1986, as amended.

•	BG-09 LP distributed 14,334 shares to the MBGPT, of which Ms. Johnson is the trustee, settlor and beneficiary.

CUSIP No. 103304	Page 7 of 8

On January 3, 2013, Ms. Johnson’s father, William S. Boyd, gifted 14,224 shares of Common Stock to the following education trusts, of which Ms. Johnson is the trustee: The Aysia Lynn Boyd Education Trust Dated 7/1/97 (2,032 shares), The Taylor Joseph Boyd Education Trust Dated 7/1/97 (2,032 shares), The William Samuel Boyd Education Trust Dated 7/1/97 (2,032 shares), The Samuel Joseph Boyd, Jr., Education Trust Dated 7/1/97 (2,032 shares), The T’Mir Kathleen Boyd Education Trust Dated 7/1/97 (2,032 shares), The Josef William Boyd Education Trust Dated 7/1/97 (2,032 shares), and The Justin Boyd Education Trust Dated 11/1/99 (2,032 shares). No funds or other consideration was paid in exchange for the gift.

On February 13, 2013, Ms. Johnson was awarded 8,472 Restricted Stock Units for no consideration pursuant to the 2012 Stock Incentive Plan, the terms and vesting of which are discussed above.

On April 16, 2013, Ms. Johnson sold 6,280 shares of Common Stock at a price of $8.6 per share for the payment of the tax liability associated with the vesting of shares of Common Stock underlying RSUs.

On April 30, 2013, Ms. Johnson exercised options to purchase 59,573 shares of Common Stock at a price of $6.6 per share, 89,360 shares of Common Stock at a price of $7.55 per share, and 17,007 share of Common Stock at a price of $6.7 per share. On the same day, Ms. Johnson sold 165,940 shares of Common Stock in multiple transactions at prices ranging from $11.85 to $12.03, with a weighted average price of $11.9439.

On May 14, 2013, Ms. Johnson exercised options to purchase 20,000 shares of Common Stock at a price of $14.23 per share. On the same day, Ms. Johnson sold 20,000 shares of Common Stock in multiple transactions at prices ranging from $14.34 to $14.355, with a weighted average price of $14.34.

On June 12, 2013, Ms. Johnson sold 10,000 shares of Common Stock in multiple transactions at prices ranging from $12.00 to $12.14, with a weighted average price of $12.0552.

On June 13, 2013, Ms. Johnson sold 39,375 shares of Common Stock in multiple transactions at prices ranging from $11.80 to $11.94, with a weighted average price of $11.8464.

Other than the relevant transactions in the Company’s Common Stock disclosed above, there were no other transfers in the Company’s Common Stock effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: August 15, 2013

By:	/s/ Marianne Boyd Johnson
Marianne Boyd Johnson